Press Release For immediate release
Invesco Advisers, Inc. Announces Details of Tender Offers for Invesco Trust for Investment Grade New York Municipals and Invesco Pennsylvania Municipal Income Trust

ATLANTA, November 1, 2024 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today additional details of the previously announced tender offers for Invesco Trust for Investment Grade New York Municipals (NYSE: VTN) and Invesco Pennsylvania Municipal Income Trust (NYSE: VPV).

Each Fund will conduct a cash tender offer for 25% of its outstanding common shares at a price equal to 99% of the Fund’s net asset value (NAV) per share. Each Fund’s tender offer will commence on Thursday, November 7, 2024, and will expire, unless extended, at 11:59 p.m., New York City time, on Monday, December 9, 2024. Subject to various terms and conditions described in offering materials to be distributed to shareholders: (1) purchases will be made at a price per share equal to 99% of each Fund’s net asset value (“NAV”) per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, each Fund, as applicable, will purchase a number of shares equal to the offer amount on a prorated basis. The commencement of the tender offers is pursuant to agreements between each Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties. Pursuant to the agreements, Saba has agreed to be bound by certain standstill covenants. Saba has filed copies of the agreements with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to its Schedule 13D.

Each Fund’s common shares have recently traded at a discount to their NAV per share. During the pendency of the tender offer, the current NAV per share will be available by telephone at 1-800-341-2929 or on the Funds’ website at www.invesco.com/us.

TENDER OFFER STATEMENT

The above statements are not intended to constitute an offer to participate in the tender offers. Further information about the tender offers will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offers will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Funds should read the respective offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers. These and other filed documents will be available to investors for free both at the website of the SEC and from the Funds.

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For investor inquiries, call 1-800-341-2929.

For media relations inquiries contact mediarelations@invesco.com.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including either Fund.

About Invesco Ltd.

Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive, and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.8 trillion in assets on behalf of clients worldwide as of September 30, 2024. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT l NOT FDIC INSURED l NOT GUARANTEED BY THE BANK | MAY LOSE VALUE | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY